UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number      N/A
Visteon Investment Plan

(Exact name of registrant as specified in its charter)
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111
(800) VISTEON

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date:                                                0
Pursuant to the requirements of the Securities Exchange Act of 1934, the Visteon Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 8, 2007	VISTEON INVESTMENT PLAN
	By:	/s/ Dorothy L. Stephenson
Visteon Investment Plan, Administrative Committee Member